ISSUED ON BEHALF OF REED ELSEVIER PLC

28 April 2011

Total Voting Rights

As at 28 April 2011, Reed Elsevier PLC’s capital consists of 1,250,160,722 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 34,196,298 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,215,964,424 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.